

February 20, 2014

Via U.S. Mail
Herbert Ying Chiu Lee
Director
Oakridge International Corporation
Suite 5, Level 2, Malcolm Reid building
187 Rundle Street
Adelaide SA 5000 Australia

      Re: Oakridge International Corporation
               Amendment No. 2 to Form 8-K
               Filed December 18, 2013
               File No. 1-35640

Dear Mr. Lee:

      We issued comments to you on the above captioned filing on December 19, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 6, 2014 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by March 6, 2014, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

                                   Sincerely,

                                   /s/ William H. Thompson

                                   William H. Thompson
                                   Accounting Branch Chief